SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.__)*

Rockwell Diamonds Inc.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

77434W103
(CUSIP Number)
December 7, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 77434W103	Page 2 of 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Daboll Consultants Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 53,000,000 Common Shares (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 53,000,000 Common Shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,000,000 Common Shares (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.0% (See Item 4)
12		TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 77434W103	Page 3 of 6

Item 1(a).	Name of Issuer:

Rockwell Diamonds Inc. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 West Pender Street, Suite 1020

Vancouver, British Columbia

Canada V6C 2V6

Items 2(a),

(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Daboll Consultants Limited, a British Virgin Islands corporation (the "Reporting Person").

The mailing address of the Reporting Person is 24 De Castro Street, Wickhams Cay I, Tortola, British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Common Shares without par value (the “Common Shares”)

Item 2(e).	CUSIP Number:

77434W103

Item 3.	Not applicable.
Item 4.	Ownership.

(a)	Amount beneficially owned:

53,000,000 Common Shares*

(b)	Percent of class:

Based on 279,204,607 Common Shares of the Issuer outstanding as of December 7, 2009, plus 53,000,000 Common Shares issuable to the Reporting Person pursuant to the terms of that certain Standby Purchase Agreement, dated November 27, 2009, between the Reporting Person and the Issuer (the “Agreement”), the Reporting Person holds approximately 16.0%* of the issued and outstanding Common Shares of the Issuer.

SCHEDULE 13G

CUSIP NO. 77434W103	Page 4 of 6

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 53,000,000 Common Shares*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 53,000,000 Common Shares*

(iv)	Shared power to dispose of or direct the disposition of: 0

*The Reporting Person beneficially owns an aggregate of 53,000,000 Common Shares. Such Common Shares are issuable to the Reporting Person in connection with the Agreement. The Agreement provides that the Reporting Person has the right to purchase, subject to the terms thereof, up to an aggregate of 53,000,000 Common Shares (and not less than 47,500,000 Common Shares) through a rights offering and private placement, as applicable.

The Reporting Person is part of the Steinmetz Diamond Group, which is owned indirectly by trusts or foundations for the benefit of Beny Steinmetz, Daniel Steinmetz, Nir Livnat and their families.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Reporting Person is part of the Steinmetz Diamond Group, which is owned indirectly by trusts or foundations for the benefit of Beny Steinmetz, Daniel Steinmetz, Nir Livnat and their families.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

SCHEDULE 13G

CUSIP NO. 77434W103	Page 5 of 6

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 77434W103	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 23, 2009

DABOLL CONSULTANTS LIMITED

By:	/s/ Pavlo Protopapa
Name: Pavlo Protopapa
Title: Authorized Signatory